August 5, 2011

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Rowan Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-05491

Dear Mr. Schwall:

The following is in regards to your letter dated August 2, 2011, relating to the review of the filing noted above of Rowan Companies, Inc. (“Rowan” or the “Company”). We have shown your comment and responded below.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.
We note your response to comment two from our letter dated June 7, 2011. Please identify the provider you have engaged for spill response assistance. In the alternative, give investors an understanding of the spill response organization’s capabilities for handling a spill by explaining its experience, certifications, location and resources.

Response to Comment

Rowan’s domestic offshore response provider is ES&H, Inc. (www.esandh.com).   We believe this organization, in addition to the Operator’s response resources, has adequate equipment should there be an incident that exceeds the scope of our drilling rigs’ on-board spill response equipment. We propose to add the following language to any future 10-K filings to address your concerns: “Our spill response provider has been in business since 1994 and specializes in helping industries prevent and clean up oil and other hydrocarbon spills throughout the Gulf Coast, with strategically located response centers in Texas and Louisiana with 24-hour response capabilities and equipment.  Our provider’s website states that it holds all necessary licenses, certifications and permits to respond to emergencies in the Gulf of Mexico and that it has significant spill response resources to meet the needs of its customers.”

As requested in your letter, we hereby acknowledge that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your concerns and thank you for your consideration of this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,

/s/ William H. Wells

William H. Wells
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Donald F. Delaney
Ethan M. Horowitz
Alexandra M. Ledbetter